April 7, 2006

Mail Stop 3561

via U.S. mail and facsimile

Kenneth G. Townsend, CEO
McNab Creek Gold Corporation
789 West Pender Street, Suite 1220
Vancouver, B.C. V6C 1H2

Re:  McNab Creek Gold Corporation
       Amendment 1 to Form 10-QSB for the Quarter ended December
31,
2005
       Filed March 1, 2006
       File No. 0-50915

Dear Mr. Townsend:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-QSB for the Quarter ended December 31, 2005
1. In the sixth paragraph of this section, please revise, if appropriate, your disclosure that the 2.5% net smelter return royalty will be retained by Scoonover. We note that you have disclosed in the Form 10-SB that the right was sold to Golden Patriot Corp, of which your former director, L.Hunsaker III, is a director.


Item 3.  Controls and Procedures, page 15
2. Please identify your president, and state that he is also your chief financial officer in the first paragraph in which you have attributed to him the disclosure regarding the following: the conclusions about the effectiveness of the disclosure controls and procedures; and the fact that there have been no significant changes in your internal controls over financial reporting.  See sections
302
of the Sarbanes-Oxley Act of 2002 and Items 307 and 308 of Regulation
S-B.

Closing Comments
      Please file amended Form10-QSB within 10 business days of the date of our comment letter. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Blaise Rhodes at (202) 551-13774 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

Cc:   By facsimile to Gerald Tuskey
      604-688-4933

Kenneth G. Townsend
McNab Creek Gold Corporation
April 7, 2006
Page 1